EXHIBIT 99.1

For Immediate Release	Date: January 31, 2023
23-7-TR

Teck Announces 2022 Production and 2023 Guidance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided select unaudited fourth quarter 2022 production and sales volumes, annual production volumes for 2022, as well as operational and capital guidance for 2023 and production guidance for 2024 to 2026.

Our fourth quarter 2022 financial results are scheduled for release on February 21, 2023.

2022 Production Results

The table below shows a summary of Teck’s share of unaudited production and sales of our principal products for the fourth quarter and 2022 annual production in relation to our previously disclosed annual guidance. Our 2022 annual production was within the previously disclosed guidance range for zinc in concentrate, while copper, refined zinc and steelmaking coal production came in slightly below the low end of our guidance ranges as follows:

•	Copper production of 270,500 tonnes was impacted by a temporary pit closure at Highland Valley Copper as a result of a localized geotechnical event in December that has been stabilized, as well as extreme weather and unplanned maintenance at Carmen de Andacollo in Q3.
•	Refined zinc production of 248,900 tonnes reflects an extension of major planned maintenance activities on the KIVCET boiler at our Trail Operations and unplanned downtime due to extreme cold weather in December.
•	Steelmaking coal production of 21.5 million tonnes reflects a two-month plant outage at our Elkview Operations for the repair of the previously announced plant feed conveyor failure, plant availability challenges, ongoing labour constraints, and extreme weather events early in 2022 and in December.

	Q4 2022		2022 Actual	2022 Guidance[1]
(Units in 000’s tonnes excluding steelmaking coal)	Sales	Production	Production	Production
Copper
Highland Valley Copper	27.0	27.9	119.1	127 – 133
Antamina (22.5%)	24.0	24.3	102.3	91 – 96
Carmen de Andacollo	10.5	10.9	39.5	45 – 50
Quebrada Blanca	2.1	2.3	9.6	10 – 11
	63.6	65.4	270.5	273 – 290
Zinc
Red Dog	141.6	119.9	553.1	540 – 570
Antamina (22.5%)	23.1	23.8	97.4	90 – 95
	164.7	143.7	650.5	630 – 665
Refined Zinc
Trail Operations	57.0	46.2	248.9	257 – 267

Steelmaking Coal (million tonnes)	4.3	4.9	21.5	22.0 – 22.5

Note:

1.	Guidance as of October 26, 2022.

1

2023 GUIDANCE

Our guidance for 2023, including production guidance for the following three years, is outlined in the tables below. The guidance ranges reflect uncertainties including increased frequency of extreme weather events and other potential disruptions.

Like others in the industry, we continue to face inflationary cost pressures, which have increased our operating costs compared to prior years. The increase in the cost of certain key supplies, including mining equipment, fuel, tires and explosives, are being driven largely by price increases for underlying commodities such as steel, crude oil and natural gas. While our underlying key mining drivers such as strip ratios and haul distances remain relatively stable, inflationary pressures on diesel and other key input costs, as well as profit-based compensation put upward pressure on our unit costs in 2022 and are expected to persist through 2023.

The Quebrada Blanca Phase 2 commissioning of Line 1 is progressing well and we are close to first concentrate production. Our focus continues to be on system completion and handover as part of the continuous commissioning plan through 2023. Construction capital cost guidance remains unchanged from our third quarter update and further details regarding key milestones achieved and expected in 2023 will be included with our fourth quarter 2022 release.

2

Production Guidance

The table below shows Teck’s share of unaudited production of our principal products in 2022, and our guidance for 2023 and the following three years.

(In 000’s tonnes excluding steelmaking coal and molybdenum)	2022 Actual	2023 Guidance	2024 – 2026 Guidance
PRINCIPAL PRODUCTS
Copper1 2 3
Highland Valley Copper	119.1	110 – 118	120 – 165
Antamina	102.3	90 – 97	90 – 100
Carmen de Andacollo	39.5	40 – 50	50 – 60
Quebrada Blanca	9.6	150 – 180	285 – 315
	270.5	390 – 445	545 – 640
Zinc1 2 4
Red Dog	553.1	550 – 580	500 – 550
Antamina	97.4	95 – 105	55 – 95
	650.5	645 – 685	555 – 645
Refined Zinc
Trail Operations	248.9	270 – 290	280 – 310

Steelmaking Coal (million tonnes)	21.5	24.0 – 26.0	24.0 – 26.0

OTHER PRODUCTS

Lead[1]
Red Dog	79.5	110 – 125	85 – 95

Molybdenum (million pounds)
Highland Valley Copper	1.0	0.8 – 1.2	2.0 – 6.0
Antamina (22.5%)	1.5	2.2 – 2.6	2.0 – 4.0
Quebrada Blanca	—	1.5 – 3.0	10.0 – 14.0
	2.5	4.5 – 6.8	14.0 – 24.0

Notes:

1.	Metals contained in concentrate
2.	We include 100% of production and sales from Quebrada Blanca and Carmen de Andacollo, because their results are fully consolidated in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest.
3.	Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

3

Sales Guidance

The table below shows our sales guidance for the first quarter of 2023 for select products.

Q1 2023 Guidance
Zinc (000’s tonnes)[1]
Red Dog	165 – 185
Steelmaking coal (million tonnes)	6.0 – 6.4

Notes:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below summarizes our unit cost guidance for our principal products in 2022 and 2023.

	2022 Guidance	2023 Guidance

Copper[1]
Total cash unit costs (US$/lb)	1.93 – 2.03	2.05 – 2.25
Net cash unit costs[3] (US$/lb)	1.48 – 1.58	1.60 – 1.80

Zinc[2]
Total cash unit costs (US$/lb)	0.54 – 0.59	0.68 – 0.78
Net cash unit costs[3] (US$/lb)	0.37 – 0.43	0.50 – 0.60

Steelmaking coal
Adjusted site cash cost of sales (C$/tonne)	87 – 92	88 – 96
Transportation costs (C$/tonne)	46 – 49	45 – 48

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2023 assumes a zinc price of US$1.45 per pound, a molybdenum price of US$17.00 per pound, a silver price of US$20 per ounce, a gold price of US$1,755 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. Excludes Quebrada Blanca.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2023 assumes a lead price of US$0.90 per pound, a silver price of US$20 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. By-products include both by-products and co-products.
3.	After co-product and by-product margins and excluding Quebrada Blanca.

Copper

Copper production in 2023 is expected to be in the range of 390,000 to 445,000 tonnes. QB2 is expected to add substantially to overall copper production compared to 2022 as we ramp-up to full capacity before the end of 2023. The increase is partially offset by lower expected production at Highland Valley Copper due to harder ore and lower copper grades as part of an update to the mine plan and lower copper grade at Antamina as expected in the mine plan.

Excluding QB2, we expect 2023 copper net cash unit costs in the range of US$1.60 to US$1.80 per pound after cash margins for by-products. Guidance reflects continued inflationary pressures on diesel, explosives, tires and reagents, as well as increased unit operating costs at Highland Valley Copper due to lower expected production, as outlined above.

4

We continue to expect QB2 to reach full capacity by end of the 2023. As a result of recent changes to IFRS, we are required to recognize sales proceeds and related costs associated with products sold during the ramp-up and commissioning phase of QB2 through earnings rather than capitalizing these amounts. We expect this to increase our unit operating costs for QB2 during ramp-up. Once QB2 is running at full production rates, we expect the average net cash unit costs will be between US$1.40 per pound and US$1.60 per pound.

Copper production from 2024 to 2026 is expected to be between 545,000 and 640,000 tonnes per year, including QB2.

Zinc

We expect 2023 zinc in concentrate production, including co-product zinc production from Antamina (22.5%), to be in the range of 645,000 to 685,000 tonnes. This increase from 2022 production levels is driven by higher zinc grades at both Red Dog and Antamina as expected in the mine plan.

In 2023, we expect our zinc net cash unit costs to be in the range of US$0.50 to US$0.60 per pound after cash margins for by-products. The increase over 2022 reflects a full year of inflation impact in 2023 on the cost of major consumables, such as diesel. In 2022, the inflationary impacts were primarily in the fourth quarter of 2022.

Zinc in concentrate production from 2024 to 2026 is expected to be between 555,000 to 645,000 tonnes per year.

In 2023, we expect refined zinc production to be between 270,000 and 290,000 tonnes, reflecting the residual impact of weather-related events on our Trail Operations at the end of 2022 that continued into January. Operations are expected to return to normal in the first quarter of 2023.

Refined zinc production from 2024 to 2026 is expected to be between 280,000 and 310,000 tonnes per year.

Steelmaking Coal

We expect 2023 annual steelmaking coal production to be between 24 and 26 million tonnes. Labour constraints are expected to continue to negatively impact equipment operating hours despite improved workforce attraction and retention from initiatives implemented in 2022. We updated our 2024 to 2026 steelmaking coal production guidance to 24 to 26 million tonnes per year to reflect uncertainties related to ongoing labour impacts and increasing frequency of adverse weather events.

We expect 2023 adjusted site cash cost of sales to be between $88 and $96 per tonne. Relative to 2022, we anticipate favourable mining drivers, lower profit-based costs, and an increased rate of capitalization of stripping costs in 2023 that will be offset by continued inflationary pressures. Major plant maintenance is scheduled to take place in the second and third quarters, resulting in expected adjusted site cash cost of sales to be at or above the upper end of the guidance range in those quarters, offset with lower costs in the first and fourth quarters. Inflationary cost pressures remain the primary driver of unit cost increases over historical periods, which are expected to be more than offset by the strong steelmaking coal prices supported by global supply constraints.

Capital Expenditures Guidance

Our 2023 capital expenditures are expected to decrease from 2022, primarily driven by lower spending on QB2 development capital.

As previously disclosed, we expect approximately US$900 million to US$1.3 billion of QB2 development capital in 2023. A portion of this capital is related to items outside of the critical path for first copper, including the ship loader and the molybdenum plant.

5

The increase in sustaining capital in 2023 reflects the initial year of spend for QB2 and inflationary pressures across our business.

Capitalized stripping costs for steelmaking coal are expected to increase due to continued inflationary pressures, largely in mine and maintenance costs, and a notable peak period of capitalized stripping to advance the development of mine pits to support future production.

The table below shows our capital expenditures guidance for 2022 and 2023.

(Teck’s share in C$ millions)	2022 Guidance	2023 Guidance
Sustaining
Copper[1]	$340	$510
Zinc	190	150
Steelmaking coal[2]	650	760
Corporate	5	10
	$1,185	$1,430
Growth[3]
Copper[4]	$235	$250
Zinc	35	80
Steelmaking coal	35	30
	$305	$360
Total
Copper	$575	$760
Zinc	225	230
Steelmaking coal	685	790
Corporate	5	10
	$1,490	$1,790
QB2 development capital	$2,900 – 3,000	$1,200 – 1,750
Total before SMM and SC contributions	4,390 – 4,490	2,990 – 3,540
Estimated SMM and SC contributions to capital expenditures	(860) – (890)	(520) – (700)
Estimated QB2 project financing draw to capital expenditures	(315)	—
Total, net of partner contributions and project financing	$3,215 – 3,285	$2,470 – 2,840

Notes:

1.	Copper sustaining capital guidance for 2023 includes QB2 operations.
2.	Steelmaking coal sustaining capital 2023 guidance includes $220 million of water treatment capital. 2022 guidance includes $200 million of water treatment capital.
3.	Growth expenditures include RACE21TM capital expenditures for 2023 of $35 million, of which $5 million relates to copper and $30 million relates to steelmaking coal.
4.	Copper growth capital guidance for 2023 includes studies for HVC 2040, Zafranal, San Nicolas, NewRange (formerly Mesaba and NorthMet), Quebrada Blanca Mill Expansion (QBME), Galore Creek, Schaft Creek and NuevaUnión.

6

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2022 Guidance	2023 Guidance
Copper	$250	$295
Zinc	90	55
Steelmaking coal	530	750
	$870	$1,100

Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: all guidance appearing in this document including, but not limited to, the production, sales, cost, unit cost, capital expenditure, transportation cost, cost reduction and other guidance under the heading “2023 Guidance”; our expectations regarding inflationary pressures and increased key input costs, including profit based compensation and royalties; QB2 commissioning and ramp-up plans and expectations; estimated timing of first production from and achievement of commercial production at QB2.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc, and steelmaking coal and our other metals and minerals, as well as oil, natural gas and other petroleum products; our ability to procure equipment and operating supplies and services in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar exchange rates, Canadian dollar-Chilean Peso exchange rates and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE program; costs of closure, and environmental compliance costs generally, on our operations; market competition; the accuracy of our mineral and steelmaking coal reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; the

7

outcome of our steelmaking coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the impacts of the COVID-19 pandemic on our operations and projects and on global markets; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; our ability to obtain, comply with and renew permits, licences and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Assumptions regarding QB2 include current project assumptions and assumptions contained in the final feasibility study, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, COVID-19, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; impact of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction and commissioning progress, and timing of first production and commercial production are dependent on, among other matters, our continued ability to advance progress on construction, commissioning and ramp-up as currently anticipated and successfully manage through the impacts of the COVID-19 pandemic. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Red Dog production may also be

8

impacted by water levels at site. Unit costs in our copper business unit are impacted by higher profitability at Antamina, which can cause higher workers’ participation and royalty expenses. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies and normal production and operating risks.

The forward-looking statements and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19-related matters on our business and operations and projects will depend on the ability of our sites to maintain normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the continuing progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities and the rate of infection and related absenteeism in our workforce.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2021, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Investor Contact

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Media Contact

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

9